Filed Pursuant to Rule 433

Registration No. 333-144830

Term Sheet dated December 15, 2008 supplementing

Preliminary Prospectus Supplement dated December 15, 2008

and Prospectus dated July 24, 2007

Term Sheet

Issuer:	United Technologies Corporation
Size:	$1,250,000,000
Title:	6.125% Notes due 2019
Maturity:	February 1, 2019
Coupon:	6.125%
Price to Public:	99.838%
Yield to Maturity:	6.145%
Spread to Benchmark Treasury:	+360 bps
Benchmark Treasury:	3.750% UST due November 15, 2018
Benchmark Treasury Spot and Yield:	2.545%
Interest Payment Dates:	February 1 and August 1 of each year, commencing August 1, 2009
Make-Whole Call:	UST + 50 basis points
Trade Date:	December 15, 2008
Settlement Date:	December 18, 2008
CUSIP:	913017BQ1
ISIN:	US913017BQ12
Denominations:	$2,000 x $1,000
Use of Proceeds:	We anticipate that we will receive approximately $1,242,350,000 in net proceeds from the offering of the notes, after deducting underwriting discounts and commissions but before deducting other offering expenses. These net proceeds will be used primarily to repay approximately $904 million of commercial paper borrowings with an expected average annualized interest rate of 0.69% and expected to mature between December 15, 2008 and January 21, 2009. A portion of the net proceeds from the offering will also be used to repay approximately pound sterling 120 million (equivalent to approximately US $182 million as of December 15, 2008) of the outstanding borrowings under our multicurrency revolving credit facility, which had an aggregate outstanding amount equivalent to approximately US $630 million as of December 15, 2008. The borrowings to be repaid have a pound sterling annualized interest rate of 3.8% and a final maturity date of December 22, 2008. We used the proceeds from both our commercial paper borrowings and our borrowings under the multicurrency revolving credit facility primarily for general corporate purposes, including financing acquisitions and repurchases of our stock. The remainder of the net proceeds will be used for the same general corporate purposes. Pending use, we may invest the net proceeds in short-term interest-bearing obligations.

Ratings:

A2/A/A+ (stable/stable/stable)

A security rating is not a recommendation to buy, sell or hold securities. Additionally, the security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities Inc. Banc of America Securities LLC Deutsche Bank Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc.’s toll-free number 1-877-858-5407, HSBC Securities (USA) Inc.’s toll-free number 1-866-811-8049, J.P. Morgan Securities Inc. collect at 1-212-834-4533, Banc of America Securities LLC’s toll-free number 1-800-294-1322, or Deutsche Bank Securities Inc.’s toll-free number 1-800-503-4611.